

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2018

Mike Wang
Chief Financial Officer, Secretary, and Director
America Great Health
1609 W Valley Blvd
Unit 338A
Alhambra, CA 91803

      Re: America Great Health
          Form 10-K for the Fiscal Year Ended June 30, 2017
          Filed October 13, 2017
          File No. 000-27873

Dear Mr. Wang:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2017

Item 15. Exhibits, Financial Statement Schedules, page 15

1.   Please file an amendment to the Form 10-K that includes the entire periodic report and the certifications required by Exchange Act Rule 13a-14(a) and (b).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-3649 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance